Exhibit 99.1

                 THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT
                                     BETWEEN
                                 HYBRIDON, INC.
                                       AND
                               SILICON VALLEY BANK


        This Third Amendment is made, effective as of the 18th day of September, 1998 to that certain Loan and Security Agreement between Hybridon, Inc., a Delaware corporation with a principal place of business at 155 Fortune Boulevard, Milford, Massachusetts (the "Borrower") and Silicon Valley Bank (the "Bank") dated as of December 31, 1996, as amended by consent letter agreement (the "Consent Letter") dated January 15, 1998 and by First Amendment to Loan Security Agreement dated March 30, 1998 (the "First Amendment") and Second Amendment to Loan and Security Agreement dated April 16, 1998 (the "Second Amendment"). The Loan and Security Agreement as so amended is hereinafter referred to as the "Loan Agreement." Capitalized terms used, but not defined in this Third Amendment shall have the meanings ascribed to them in the Loan Agreement and ancillary documents, instruments and agreements, or if not so defined, shall have the meanings ascribed to them in the Uniform Commercial Code, or in the case of financial and accounting terms, in accordance with generally accepted accounting principles.

                                    RECITALS

        Pursuant to the Loan Agreement and on the terms and conditions set forth therein, on December 31, 1996, the Bank made a secured term loan to the Borrower in the original face amount of $7,500,000 (the "Loan"). The Borrower advised the Bank of its planned offering of Units of investment in the Borrower in January, 1998 (the "Original Offering"), which was consented to by the Bank pursuant to the Consent Letter and which was subsequently amended by the Borrower and consented to by the Bank in March, 1998 pursuant to the First Amendment and in April, 1998 pursuant to the Second Amendment. The term "Offering" as used in this Third Amendment shall include the amended Offering or any other equity offering or corporate collaboration not involving indebtedness of the Borrower. In connection with the Borrower's continuing sales of equity interests and on the terms and conditions set forth herein, the Borrower has requested that the Bank temporarily waive compliance by the Borrower with the application of the Minimum Liquidity and Tangible Net Worth covenants.

        The Bank is willing to consent to a temporary waiver of the Minimum Liquidity and Tangible Net Worth covenants, but only upon the terms and conditions set forth in this Third Amendment.

                                    AGREEMENT

        In consideration of the foregoing, and of the undertakings and obligations of the Borrower and the Bank set forth herein and for other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the Borrower and Bank agree as follows:

        1. The Borrower confirms that the outstanding balance of principal and interest on the Loan as of September 18th, 1998 is as set forth in Schedule 1 hereto, and that the Borrower has no defense, claim or offset which would preclude full payment of such amount.




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        2.     The Borrower  ratifies and confirms:  (i) its  Obligations to the
               Bank under the Loan Agreement, as amended hereby, (ii) all of the representations and warranties made by it in the Loan Agreement, except as expressly disclosed to the Bank, and (iii) that it is in compliance with the covenants and agreements contained in the Loan Agreement except for its failure to maintain compliance with the covenants waived in the First Amendment, its failure to comply with Section 6.10(c) of the Loan Agreement, to the extent
               that  such  failure  is   nevertheless  in  compliance  with  the
               Intellectual   Property  Security  Agreement  (the  "IP  Security
               Agreement") delivered by the Borrower in connection with the Consent Letter (it being agreed that the provisions of Section 6.10(c) shall be deemed superseded by the analogous provisions of the IP Security Agreement), and except for Borrower's failure to
               comply  with  the  Minimum   Liquidity  and  Tangible  Net  Worth
               covenants as of June 30, 1998 and thereafter.

        3. On August 7, 1998, the Borrower established with the Bank a certificate of deposit in the amount of $1,592,386 (the
               "Deposit"). On the date of this Amendment, the Borrower authorizes the Bank to apply the Deposit against the outstanding principal of the Obligations as a permanent reduction therein. Such payment is in addition to any other regularly scheduled payments due under the Loan Agreement.

        4. The Bank hereby waives any existing defaults of the Minimum Liquidity and Tangible Net Worth covenants and also waives compliance by the Borrower with the Minimum Liquidity and Tangible Net Worth covenants through September 29, 1998; provided, however that if the Borrower earlier receives the cash payment due to it for its sale of its partnership interest (the "CRLP Interest") in Charles River Building Limited Partnership (such date of receipt, the "CRLP Put Date"), testing of such covenants shall begin on the following business day after the CRLP Put Date rather than on September 30, 1998.

        5. Section 6.8 of the Loan Agreement, as previously amended, is hereby amended in its entirety to read as follows:

               "Borrower shall maintain, as of the last day of each quarter of Borrower's fiscal year, a Tangible Net Worth of not less than Six Million Dollars ($6,000,000.00)."

        6. Section 6.9 of the Loan Agreement, as previously amended, is hereby amended in its entirety to read as follows:

               "Borrower shall maintain Minimum Liquidity (as hereinafter defined) of at least $4,000,000 as of the fifteenth (15th) and as of the last day of the month (or the next business day if either is not a business day). If the Borrower fails to maintain Minimum Liquidity at any test date, the Borrower shall immediately repay the then outstanding Obligations in full. "Minimum Liquidity" is defined as consolidated cash on hand (other than cash in which an entity other than the Bank or its assignee has a security interest, and other than the CRLP Withhold), cash equivalents and marketable securities, plus 50% of the Borrower's Trade Accounts Receivable. "Trade Accounts Receivable" means accounts receivable arising from the sale of goods and services and the licensing of technology in the ordinary course of the Borrower's business, but excluding the



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

               extraordinary sale of assets or other transactions not in the ordinary course of the Borrower's business."

        7. Within two (2) business days after the CRLP Put Date, the Borrower will pay to the Bank in good and collected funds, in addition to any regularly scheduled payments on the Obligations, the sum of $750,000 as an additional payment against the principal of the Obligations. Until payment of such sum to the Bank, all proceeds of the CRLP interest received shall be held in trust by the Borrower for the Bank. The Borrower and the Bank agree that this requirement supersedes any requirement contained in the Loan Agreement, as previously amended, relating to funds received by the Borrower from CRLP or its partners, including, without limitation, any requirement as to the use of the proceeds of such funds.

        8. Conditioned upon satisfaction of the requirements set forth in this paragraph, the Bank consents to the exclusive license by the Borrower to OriGenix Therapeutics, Inc., a Quebec corporation ("OriGenix"), of the specific patents and applications listed in
               Schedule 8 hereto (the "Patents"), which license shall be limited to use of the Patents for the development of treatments for Human Papilloma Virus ("HPV"), Hepatitis B Virus ("HBV") and up to three (3) additional viral indications to be agreed upon among OriGenix and the Borrower, subject to the prior written consent of the Bank which will not be unreasonably withheld (collectively, the "Indications"). The Borrower will retain the rights to the Patents for other indication and molecular targets. The Bank agrees to deliver to the Borrower documents necessary to
               (i) release its security interest in the patents and applications listed in Schedule 8 which are designated with the 189 and 190 suffixes, and (ii) subordinate, pursuant to an agreement acceptable to the Borrower and OriGenix, its security interest to the exclusive licenses to be granted to OriGenix with respect to all of the other patents and applications listed in Schedule 8. The consents, release and subordinations referenced in this paragraph are conditioned upon (a) the Borrower retaining a 40% equity ownership in OriGenix, (b) the Borrower granting to the Bank a perfected, first priority security interest in the Borrower's entire ownership interest in OriGenix pursuant to a Pledge Agreement in the form of Exhibit 8, (c) OriGenix being capitalized with a minimum cash equity investment of CDN $4,000,000 from investors other than the Borrower, and (d) the Borrower warranting and representing that no investor in OriGenix owns more than five (5%) percent of the stock of the Borrower on a fully converted basis. The Borrower shall, prior to the Bank's delivery of the releases and subordinations referenced above, make a best efforts attempt to provide the Bank in writing with the names and addresses of the investors in the new entity and their respective ownership interests, a complete copy of any prospectus or offering memorandum provided to investors, a complete copy of the business plan for the new entity and such other information as the Bank may reasonably require, including evidence of the Borrower's 40% interest in OriGenix.

        9. The Borrower further acknowledges that all reasonable out-of-pocket costs and expenses of the Bank in connection with negotiation, documentation and administration of this Third Amendment, including reasonable fees of attorneys engaged to represent the Bank, shall be borne by the Borrower.




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

        10. The Borrower acknowledges and confirms that to the extent that the Borrower may have any claims, offsets, counterclaims, or defenses, asserted or unasserted, the Borrower, for itself, and on behalf of its successors, assigns, parents, subsidiaries, agents, affiliates, predecessors, employees, officers, directors, executors and heirs, as applicable (collectively, the "Borrower Affiliates") releases and forever discharges the Bank, its subsidiaries, affiliates, employees, officers, directors, agents, successors and assigns, both present and former (collectively, the "Bank Affiliates") of and from any and all manner of claims, offsets, counterclaims, defenses, action and actions, cause and causes of action, suits, debts, controversies, damages, judgments, executions, and demands whatsoever, asserted or unasserted, in law or in equity, which against the Bank and/or the Bank Affiliates, they or the Borrower Affiliates ever had to and including the date hereof, upon or by reason of any matter, cause, causes or thing whatsoever, in connection with the Loan and/or any of the transactions and matters related thereto, except for the obligations of the Bank in such documents, instruments and agreements to be performed after the date of this Third Amendment. The Borrower shall indemnify, defend and hold the Bank harmless of and from any claim brought or threatened against the Bank by the Borrower or any other person (as well as from attorneys' fees and expenses in connection therewith) on account of the Loan Agreement, the Note, the Consent Letter, the Intellectual Property Security Agreement, Pledge Agreement, Intercreditor Agreement, the First Amendment, the Second Amendment, this Third Amendment and any other document, instrument or agreement given in connection with the Loan and any of the transactions and matters related thereto (each of which may be defended, compromised, settled or pursued by the Bank with counsel of the Bank's election reasonably acceptable to the Borrower, but at the expense of the Borrower), except in the case of the Bank's failure to comply with its obligations hereunder or thereunder, its gross negligence or willful misconduct.

        11. The Borrower acknowledges and agrees that the Bank's agreement herein to temporarily waive compliance with the Minimum Liquidity and Tangible Net Worth covenants shall not create a course of dealing or conduct and that the Bank has not agreed to waive any other covenant or agreement with the Borrower or to waive compliance with the Minimum Liquidity and Tangible Net Worth covenants other than for the limited time period set forth in this Third Amendment.

        12. To the extent possible, this Third Amendment shall be construed to be consistent with the provisions of the Loan Agreement; however, to the extent that the provisions of this Third Amendment expressly conflict with or contradict the provisions of the Loan Agreement, the provisions of this Third Amendment shall be deemed to control.

        13. This Third Amendment represents the entire agreement between the parties with respect to the modifications contained herein, and shall be construed in accordance with the laws of the Commonwealth of Massachusetts as an agreement under seal. The Borrower has voluntarily entered into this Third Amendment without coercion or duress of any kind and has been or has had the opportunity to have been represented by legal counsel of their choosing.




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        WITNESS OUR hands and seals on this 18th day of September, 1998.


HYBRIDON, INC.                                     SILICON VALLEY BANK

By:  /s/Robert G. Andersen                         By:  /s/ Sean Lynden
     ---------------------                              ---------------




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

                                  SCHEDULE 1 TO
                 THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT
                                     BETWEEN
                               SILICON VALLEY BANK
                               AND HYBRIDON, INC.


Principal Balance as of September 15, 1998         $4,487,175.22
Interest outstanding at September 15, 1998         23,768.61






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